

May 8, 2024

Ismini Panagiotidi
Chief Executive Officer
Icon Energy Corp.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece

> **Re: Icon Energy Corp.**
> **Draft Registration Statement on Form F-1**
> **Response dated April 23, 2024**
> **CIK No. 0001995574**

Dear Ismini Panagiotidi:

We have reviewed your response letter to your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2024 letter.

Response letter dated April 23, 2024

General

1. We note your response to prior comment 2, including your proposed draft disclosure regarding your forum selection provision. Please revise your disclosure to state whether the provision is intended to select the High Court of the Republic of the Marshall Islands as the exclusive forum for any derivative action alleging a violation of the Securities Act or Exchange Act, if permitted by law.

Ismini Panagiotidi
Icon Energy Corp.
May 8, 2024
Page 2

       Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

                                               Sincerely,

                                             Division of Corporation Finance
                                             Office of Energy & Transportation

cc: Filana Silberberg